[Letterhead of Saks Incorporated]

August 2, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Saks Incorporated
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2010
Form 10-Q for the Fiscal Period Ended May 1, 2010
Filed June 2, 2010
File No. 001-13113

Dear Mr. Owings:

This letter is being submitted in response to the letter dated July 7, 2010 (the “Comment Letter”) in which the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission (the “SEC” or the “Commission”) commented on the Form 10-K for the fiscal year ended January 30, 2010 (“Form 10-K”) filed by Saks Incorporated (the “Company”) with the SEC, Definitive Proxy Statement on Schedule 14A filed May 7, 2010 (“Proxy Statement”), and Form 10-Q for the fiscal period ended May 1, 2010 (“Form 10-Q”). For your convenience, the responses set forth below have been numbered to correspond to the comments set forth in the Comment Letter.

Item 1A. Risk Factors, page 7

1.	Comment: Please delete the third sentence of the first paragraph in which you state that the risk factors discussed in your filing are not the only risks facing the company. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: In the Company’s future filings on Form 10-K, the Company will not include the statement that the risk factors discussed in the filing are not the only risks facing the Company.

Executive Officers and Directors of the Registrant, page 13

2.	Comment: Please revise your disclosure to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, it is unclear what positions Ms. De Winter held from 2005 through 2008, what positions Mr. Metrick held from 2005 through 2007, what positions Ms. Morena held from 2005 through 2007, or what positions Mr. Wallstrom held from 2005 through 2007. Refer to Item 401 (e) of Regulation S-K.

Response: The Company will revise the disclosure in its future filings on Form 10-K to so clarify the business experience of each director and executive officer.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.	Comment: We note your disclosure on page F-33 regarding the public offering of approximately 14,925 shares of common stock which was completed on October 6, 2009 and which resulted in net proceeds of $95,095,000. Here or elsewhere in your document as appropriate, please revise your disclosure to discuss how you used these net proceeds.

Response: The Company will include the following disclosure in the footnotes to the financial statements in future filings:

“Pursuant to the universal shelf registration statement, the Company completed the public offering of approximately 14,925 shares of its common stock on October 6, 2009, at an offering price of $6.70 per share for $95,095 in proceeds, net of issuance costs. The net proceeds were used to reduce borrowings under the Company’s revolving credit facility and for general corporate purposes.”

Liquidity and Capital Resources, page 29

4.

Comment: Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Response: The Company will expand in future filings its disclosure of Liquidity and Capital Resources to include a discussion of the most significant matters that management believes could have a material impact on cash flow from operations and other capital resources. An example of the type of future disclosure is as follows:

“The primary needs for cash are to fund operations, acquire or construct new stores, renovate and expand existing stores, provide working capital for new and existing stores, invest in technology and distribution centers and service debt. The Company anticipates that cash on hand, cash generated from operating activities and borrowings under its revolving credit facility will be sufficient to sustain its current level of operations.

“There are numerous general business and economic factors affecting the retail industry. These factors include consumer confidence levels, intense competition, global economic conditions and financial market stability. Significant changes in one or more of these factors could potentially have a material adverse impact on our ability to generate sufficient cash flows to operate our business. The Company expects to be able to manage its working capital and capital expenditure amounts so as to maintain sufficient levels of liquidity. Depending upon its actual and anticipated sources and uses of liquidity, conditions in the capital markets and other factors, the Company may from time to time consider the issuance of debt or other securities or other possible capital market transactions for the purpose of raising capital which could be used to refinance current indebtedness or for other corporate purposes.”

Item 15. Exhibits and Financial Statement Schedules, page 46

5.	Comment: Please file as an exhibit the Consulting and License Agreement with Operadora de Tiendas Internacionales, S.A. de C.V., including any amendment thereto, or tell us why you are not required to do so. In this regard, we note that this agreement represents a related party transaction. In addition, we note your disclosure on page 44 of the proxy statement that you have entered into employment agreements with all of your named executive officers. Please file the employment agreements with each of Ms. De Winter and Ms. Morena, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that it is not required to file as an exhibit the Consulting and License Agreement between it and Operadora de Tiendas Internacionales, S.A. de C.V. and amendments thereto based on Item 601(b)(10) of Regulation S-K. Whether a contract is one that ordinarily accompanies the business conducted by a registrant or whether a contract is not made in the ordinary course of business, Item 601(b)(10) of Regulation S-K requires the contract to be filed as an exhibit with the SEC only if the contract is material to the registrant. The Company believes that the Consulting and License Agreement is immaterial in amount or significance, accounting for less than 1% of the Company’s revenues.

With respect to the employment agreements between the Company and each of Ms. de Winter and Ms. Morena, the Company has relied upon Instruction 1 to Paragraph (b)(10) of Item 601 of Regulation S-K which states that a company need only file as an exhibit with the SEC copies of various compensatory plans and need not file each individual executive officer’s personal agreement unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation. The Company listed as Exhibit 10.38 in the Exhibit List to the Form 10-K the form of employment agreement for executive officers and incorporated by reference Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 6, 2007. The Company will specifically list in the Exhibit List to its Form 10-K for the 2010 fiscal year the employment agreements for each of Ms. de Winter and Ms. Morena and refer to the form of employment agreement filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on December 6, 2007.

Note 2 – Summary of Significant Accounting Policies, page F-7

Adoption of New Accounting Pronouncements, page F-8

6.	Comment: Please tell us how your stated policy of accreting the liability component of the convertible debt instruments to par value using the effective interest method over the remaining life of the debt, or the first put date is consistent with the guidance in ASC 470-20-35-13 which says that the debt discount shall be amortized over the expected life of a similar liability that doesn’t have an associated equity component.

Response: The Company has reviewed the guidance in ASC 470-20-35-13 which states that the debt discount shall be amortized over the expected life of a similar liability that does not have an associated equity component (considering the effects of embedded features other than the conversion option). The holders of the Company’s 2% $230 million convertible notes have put options in 2014 and 2019, which are considered embedded features of the instrument that are independent of the equity component of the instrument. The Company has considered the guidance in ASC 470-20-30-30 which treats an embedded feature as non-substantive if, at issuance, the Company concluded that it is probable that the embedded feature would not be exercised. The Company could not conclude, as of the issuance date, that it is probable that the put option would not be exercised. Therefore, the Company has considered this put option when determining the expected life of the liability and has amortized the debt discount from the issuance date to the first put date in 2014.

The Company will include disclosure in future filings as follows:

“In accordance with the authoritative accounting guidance, the debt discount should be amortized over the expected life of a similar liability that does not have an associated equity component (considering the effects of embedded features other than the conversion option). Since the holders of the notes have put options in 2014 and 2019, the debt instrument is accreted to par value using the effective interest method from issuance until the first put date in 2014.”

Note 5 – Income Taxes, page F-18

7.	Comment: In light of the cumulative losses from continuing operations over the last 3 and 5 years, and also considering that you wrote off $11 million in expired federal operating loss carryforwards during fiscal year 2008, please tell us in detail how you concluded it is more likely than not that all of your U.S. federal operating loss carryforwards will be realized. Please be sure to address each piece of positive evidence that supports your conclusion, as well as any negative evidence that was considered. Additionally, please refer to the last sentence of the fifth paragraph on page 23 and explain to us the nature of the $10 million net gain recorded during fiscal year 2009 related to “federal and state tax adjustments.” We believe you should include an explanation of this and other similar items in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Response: Consideration of the Need for a Valuation Allowance

During the preparation of the Company’s 2009 consolidated financial statements, the Company performed an analysis of all available evidence, both positive and negative, consistent with the provisions of ASC 740-10-30-17, as of January 30, 2010 to evaluate the ability to realize the Company’s federal net operating loss (“NOL”) carryforward. The Company reviewed the facts and circumstances regarding the generation and utilization of the net operating loss carryforwards, the length of the available NOL carryforward period, the Company’s historical operating performance, the forecasted profitability of the Company, and the availability of prudent and feasible tax planning strategies. After considering the relevant negative evidence, the Company identified and analyzed several pieces of positive evidence as part of the overall analysis.

In addition to the three-year cumulative loss, a portion of an older NOL carryforward expired unutilized during our 2008 fiscal year. Both of these items are considered negative evidence under ASC 740-10-30-21. While the three-year cumulative loss is a significant piece of negative evidence and is an important factor to consider in the Company’s analysis of the ability to realize the NOL carryforward, it is also primarily a result of losses that were aberrations and not an indication of continuing operations, as discussed in further detail below. The expiration of an unutilized prior year loss carryforward occurred during fiscal year 2008 in which the Company incurred a large pre-tax loss due to the overall macroeconomic conditions as discussed below.

The composition of the Company’s gross federal net operating loss carryforward at January 30, 2010 of $281 million and the related expiration period is as follows:

Tax Year Ended	NOL Carryover	Expiration Year	Years Remaining
2/3/1996	$(492,454)	1/31/16	6
9/17/1998	(20,176,031)	1/31/18	7
1/30/1999	(5,682,035)	1/31/19	9
2/2/2008	(26,512,588)	1/31/28	18
1/31/2009	(203,047,393)	1/31/29	19
1/30/2010	(25,240,744)	1/31/30	20

	$(281,151,245)

Over 80% of the total loss carryforward was generated within the last two fiscal years and was primarily a result of the severe negative impact of the macroeconomic conditions on the retail industry during the last half of 2008 and the first half of 2009. The purchasing behavior of the Saks’ customer correlates closely with the performance of and his/her confidence in the financial markets. During late 2008 and early 2009 there was significant dislocation in the financial markets and both equity and fixed income markets experienced dramatic declines. Additionally home sales declined, and unemployment rose significantly which created additional economic uncertainty. Against this backdrop, consumer confidence and personal wealth plunged which caused consumers to significantly reduce discretionary spending. Even the more affluent consumer took savings measures during this time frame which severely impacted the Company’s sales. The sudden and dramatic reduction in consumer demand created a situation in which the Company took significant markdowns in order to liquidate product and align supply with demand. Due to long lead times, inventory purchasing decisions had been made well in advance of the significant and quick downturn in the economy in the fall of 2008. These buying decisions were made during the first half of fiscal 2008 when forecasts were projecting strong results for the fiscal year 2008 consistent with strong profitability in 2007. Ultimately, it took the Company approximately six to eight months to align inventory supplies with consumer demand and the excessive discounting during this period had a significant detrimental impact on our business in late 2008 and early 2009. Therefore, the losses for fiscal 2008 and 2009 were a result of unusual circumstances and were an aberration in the Company’s performance rather than a continuing condition. We considered this an item of positive evidence consistent with paragraph ASC 740-10-30-22(c) to support a conclusion that a valuation allowance is not needed when there is negative evidence.

In addition, the tax loss generated in fiscal 2007 was also a result of an unusual condition which would not be expected to recur. The Company had pre-tax income from continuing operations of $51 million for this period. The tax loss was created as a result of the reversal of temporary differences related to charges incurred for financial reporting purposes in fiscal 2006 in connection with the disposition of the traditional department store business (which represented over half of the Company’s sales volume) and the relocation of the Company’s corporate headquarters to New York. Since a disposition of this magnitude and a physical relocation of corporate headquarters are not events which would reasonably be expected to recur, the NOL for fiscal 2007 was generated due to an aberrant condition as contemplated in paragraph ASC 740-10-30-22(c). Therefore, over 90% of the total NOL carryforward was a result of aberrations and not indicative of the Company’s continuing operations.

It should also be noted that the remaining carryforward periods for the last three years’ NOLs are 18, 19, and 20 years, respectively. The lengthy carryforward period should be considered in the overall evaluation of our ability to realize the NOL carryforward as it substantially increases the likelihood of utilization. We considered the length of the carryforward period as positive evidence since it is the inverse of the situation which is described in paragraph ASC 740-10-30-21(d) as negative evidence. This paragraph states that a brief carryforward period that would limit the realization of the NOL would be considered negative evidence. Therefore, we believe it to be reasonable and logical to apply the inverse of this theory whereby a lengthy carryforward period should be considered positive evidence.

The Company’s historical performance is also a piece of positive evidence which was considered in the evaluation of the realization of the deferred tax asset. The reported results from continuing operations in the five year Selected Financial Data table on page 21 of the January 30, 2010 Form 10-K and the same table on page 18 of the January 31, 2009 Form 10-K show the Company with pre-tax losses in three out of the four years prior to the economic downturn in 2008. However, the results are not indicative of the Company’s continuing operations due to the disposal of the traditional department store business in fiscal 2006 which represented over half the Company’s sales volume. The results for fiscal 2004, 2005, and 2006 were adversely impacted by the internal cost structure to support a $6 billion business (with the department store business) rather than a $3 billion business. Under US GAAP, excess corporate overhead expenses are not allocated and reclassified to discontinued operations and thus effectively overstate the expenses remaining in continuing operations. In addition, the Company was carrying debt to support a $6 billion business and therefore interest expense was atypical of continuing operations. After adjusting to normalize both the interest and the corporate expenses to reflect a $3 billion business, the Company would have had pre-tax income from continuing operations in both fiscal 2004 and fiscal 2006 with a marginal loss in fiscal 2005. The adjusted results demonstrate a historically profitable company which should be considered as positive evidence.

In addition, an analysis of fiscal 2008 shows that the Company’s profitability was strong in the first two quarters prior to the economic downturn and was on par with the first two quarters of fiscal 2007 which was the Company’s most profitable year. This not only supports the Company’s historical profitable performance but also highlights the severity of the impact of the economic downturn on the Company’s operating results for the third and fourth quarters of 2008 when substantial amounts of inventory were sold at abnormally discounted prices by the Company and throughout the industry. The Company also implemented aggressive cost cutting measures across all departments which resulted in over $100 million of savings in fiscal 2009. These initiatives will continue to benefit the Company in the future by reducing the overall cost structure of the business which is anticipated to result in increased profitability. The fiscal 2009 loss was significantly lower than expected and dramatically lower than fiscal 2008. The Company trended back towards profitability over the course of the second half of fiscal 2009. This trend, along with the verifiable evidence of the cost cutting measures implemented, was considered in management’s analysis of the ability to realize the NOL carryforward as of January 30, 2010. This is validated to some extent by the Company’s financial results for fiscal 2010 to date which have been positive compared to the prior fiscal year.

Future taxable income, exclusive of reversing temporary differences, is a source of taxable income available to realize a tax benefit for carryforwards per ASC 740-10-30-18(b). The Company analyzed the expected utilization of the NOL carryforward based on the forecasted profitability and estimated future taxable income (excluding reversing temporary differences) of the Company over the next five years. This analysis showed that the Company would utilize the total NOL carryforward by fiscal 2014. The Company also analyzed the expected utilization of the NOLs including the future income generated by the inventory tax planning strategy noted below. This analysis showed that the Company would utilize the total NOL carryforward by fiscal 2013 and actually have taxable income for that year. Since the NOLs are expected to be fully utilized well within the carryforward period, this is positive evidence of the realization of the deferred tax assets.

In addition, ASC 740-10-30-18(d)(1) includes as a source of income any prudent and feasible tax planning strategies that would be implemented, if necessary, to accelerate income to utilize expiring carryforwards. The Company evaluated various tax planning strategies that would accelerate future taxable income to allow the utilization of the NOL carryforwards. These strategies primarily related to tax accounting method changes which can be filed at the Company’s discretionary election. The most beneficial strategy would be to elect the retail cost method of accounting for inventory for tax purposes. If this method were to be elected as of January 30, 2010, it would generate approximately $165 million of taxable income which would be recognized equally over the four years subsequent to the year of change. In addition, this method would increase taxable income in future periods compared with the current retail lower of cost or market inventory method. Additionally, the Company identified several other tax accounting method changes which would generate an additional $100 million of future taxable income if elected as of January 30, 2010. These method changes alone would offset virtually all of the NOL carryforward as of January 30, 2010. Management believes that these tax planning strategies are prudent and feasible options and is willing to implement the tax method changes if needed.

Thus, after having considered all the positive and negative evidence in its totality the Company concluded that the negative evidence was outweighed by the positive evidence and determined that it was more likely than not that all of the Company’s federal NOL carryforwards will be realized.

Nature of $10 million net gain

The $10 million net gain related to federal and state tax adjustments recorded during fiscal 2009 included income related to an increase in the state deferred tax rate, release of federal tax reserves, and release of a state valuation allowance. The Company implemented a legal entity restructuring effective as of January 31, 2010 which resulted in an increase in the deferred state tax rate. When this increase was applied to the Company’s deferred tax assets as of January 30, 2010 it resulted in income to be recorded in the fourth quarter fiscal 2009 tax provision in accordance with ASC 740. In the third quarter of fiscal 2009 the Company released a portion of the federal and state tax reserves due to the expiration of the statute of limitations. In the fourth quarter of fiscal 2009 the Company reversed a portion of the state valuation allowance previously charged in the second quarter due to the improvement in the forecasted profitability of the Company.

The Company will include in future filings the following explanation of the $10 million net gain recorded during fiscal year 2009 related to federal and state tax adjustments:

“The year ended January 30, 2010 also included a net gain of $10.0 million or $0.07 per share, related to federal and state tax adjustments. The net gain included income resulting from an increase in the state deferred tax rate, release of tax reserves due to the expiration of the statute of limitations and reversal of a portion of the valuation allowance against deferred tax assets.”

Note 8 – Employee Benefit Plans, page F-28

8.	Comment: Please disclose how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

Response: The Company has reviewed the guidance in ASC 715-30-20 and ASC 235-10-50-3 and will disclose in future filings how the market related values of the pension plan assets are calculated. The footnotes to the following table will be included in the pension disclosure in future filings (assuming the assets held by the plan and the related fair value hierarchy level remain consistent with 2009):

“The following table sets forth the fair value of the pension plan’s financial assets by level within the fair value hierarchy as of January XX, 20XX:

	Total Plan Assets as of January XX, 20XX		Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Equity securities¹	$	XX,XXX	$—	$	XX,XXX		$—
Fixed income securities²		XX,XXX	—		XX,XXX		—
Real estate securities³		X,XXX	—		—		X,XXX

Total	$	XXX,XXX	$—	$	XX,XXX	$	X,XXX

¹This represents investments in commingled trust funds, which, in turn, invest in equity securities. The underlying equity securities are valued at the closing price reported on the major market on which the individual securities are traded.

² Fixed income securities are valued at closing prices from national exchanges, fixed income pricing models, and quoted prices of securities with similar characteristics.

³ Real estate securities are based on appraised values developed using comparable market transactions.”

Exhibits 31.1 and 31.2

9.	Comment: In future filings, please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please revise the phrase “disclosure controls or procedures” to “disclosure controls and procedures” in paragraph 4(a) of the certifications. Please note that this comment also applies to your Form 10-Q for the fiscal period ended May 1, 2010.

Response: In the Company’s future filings, the Company will revise the certifications so that the language is identical to the language included in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 9

10.

Comment: Please revise your disclosure to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, it is unclear whether Mr. Hess has served as Chief Executive Officer of Southwood Partners for the past five years, what Ms. McAniff’s place and position of employment has been for the past five years, and whether Mr. de Waal has served as Chairman of WE International B.V. for the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully submits that it complied with Item 401(e) of Regulation S-K with the statement on page 10 of the Proxy Statement that “[t]he business associations shown have continued for more than five years unless otherwise noted.” Nevertheless, the Company will clarify this statement in future proxy statement filings.

Competitive Position of Pay, page 35

11.	Comment: We note your disclosure that the Hay Group provides survey information detailing the pay practices of a select group of retailers for use by your management in determining the level and mix of compensation for executive officers other than the Chief Executive Officer, and that this group of retailers includes the companies listed in the first paragraph of this section. Please confirm to us that the listed companies represent all of the companies used by The Hay Group for this purpose, or revise your disclosure to include all such companies.

Response: This confirms that the listed companies on page 35 of the Proxy Statement are all of the companies used by The Hay Group for purposes determining the level and mix of compensation for executive officers other than the Chief Executive Officer. The Company will clarify this in future proxy statement filings.

2010 Annual Bonus Program, page 38

12.	Comment: Please revise your disclosure to clarify that the EBITDA performance measure established for the 2010 Annual Bonus Program was the same as the measure established for the 2009 Annual Bonus Program, or revise to disclose this measure and the level at which it was achieved.

Response: Although the actual EBITDA performance measures established for the 2009 Annual Bonus Program and the 2010 Annual Bonus Program were different, per Instruction 2 to Item 402(b) of Regulation S-K, the Company did not discuss the actual amount of the performance measure for 2010 because the Company did not believe that a discussion of the differences in the EBITDA performance measures could affect a fair understanding of a named executive officer’s compensation for 2009. The Company will disclose in its 2011 Proxy Statement the level of achievement of the EBITDA performance measure established for the 2010 Annual Bonus Program.

2009 Annual Rewards under the Long-Term Incentive Program, page 40

13.	Comment: Please revise your disclosure to clarify that the EBITDA and expense reduction performance measures, as well as the key corporate objectives, established for the 2009 Annual Awards under the Long-Term Incentive Program are the same as the measures and objectives disclosed on page 37, or revise to disclose these measures and objectives and the levels at which they were achieved.

Response: The Company supplementally confirms that the performance measures of EBITDA, expense reduction and the accomplishment of key corporate objectives established for the 2009 Annual Awards under the Long-Term Incentive Program and the Annual Bonus Program were the same, although the weighting was different, as disclosed on pages 40 and 37, respectively, of the Proxy Statement.

2010 Annual Awards under the Long-Term Incentive Program, page 41

14.	Comment: Please revise your disclosure to clarify that the EBITDA performance measure and the key corporate objectives established for the 2010 Annual Awards under the Long-Term Incentive Program were the same as the measures and objectives established for the 2010 Annual Bonus Program, or revise to disclose these measures and objectives and the levels at which they were achieved.

Response: The Company supplementally confirms that the performance measures of EBITDA, expense reduction and the accomplishment of key corporate objectives established for the 2010 Annual Awards under the Long-Term Incentive Program and the Annual Bonus Program are the same, although the weighting is different, as disclosed on pages 42 and 38, respectively, of the Proxy Statement.

Summary Compensation Table, page 49

15.	Comment: Please include a footnote to the Option Awards column clarifying, if true, that the amounts set forth in the column reflect the aggregate grant date fair value of the options. Refer to Item 402(c) of Regulation S-K.

Response: In future filings, the Company will include if necessary a footnote to the Option Awards column clarifying that the amounts set forth in the column reflect the aggregate grant date fair value of the options.

Pursuant to the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me.

/s/ Kevin G. Wills
Kevin G. Wills
Executive Vice President and Chief Financial Officer
Saks Incorporated
(212) 940-5540

cc:	Stephen I. Sadove, Chairman and Chief Executive Officer
Michael A. Brizel, Executive Vice President and General Counsel
Christine A. Morena, Executive Vice President and Chief Human Resources Officer